UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIGENE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253752 10 9

(CUSIP Number)

QIAGEN N.V.

c/o QIAGEN North American Holdings, Inc.

19300 Germantown Road

Germantown, MD 20874

Copy to:

Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP NO. 253752 10 9	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QIAGEN N.V. - N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization QIAGEN N.V.: The Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 24,835,281
8. Shared Voting Power 0
9. Sole Dispositive Power 24,835,281
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,835,281
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Digene Corporation, a Delaware corporation (“Digene”). Digene’s principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of QIAGEN N.V., a public limited liability company (Naamloze Venootschap) organized in the Kingdom of the Netherlands (“QIAGEN”) (referred to herein as “Reporting Person”).

(b) The business address of QIAGEN is Spoorstraat 50, 5911 KJ Venlo, the Netherlands.

(c) The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto.

(d) The principal business of QIAGEN is to provide innovative technologies and products for preanalytical sample preparation and molecular diagnostics solutions.

(e) During the last five years, the Reporting Person, and to the best knowledge of the Reporting Person, its executive officers and directors named on Schedule A hereto: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Included in Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration

On June 3, 2007, QIAGEN, QIAGEN North American Holdings, Inc. (“QNAH”), QIAGEN Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of QNAH, and Digene entered into an Agreement and Plan of Merger (the “Merger Agreement”). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Page 3 of 8 Pages

Under the terms of the Merger Agreement, QIAGEN and QNAH made an offer to acquire 100% of the outstanding shares of the Common Stock (the “Offer”), which has been followed by a merger (the “Merger”) of Digene into Energy Merger Sub, Inc. (the “Merger Sub”). The acquisition consideration for each share of the Common Stock was, at the election of Digene stockholders, US$61.25 in cash or 3.545 common shares of QIAGEN or a combination of cash and common shares of QIAGEN. Not more than 55% of the shares of the Common Stock tendered in the Offer could be exchanged for cash, and not more than 45% of the shares of the Common Stock tendered in the Offer could be exchanged for QIAGEN shares.

The Offer and the subsequent Merger were not conditioned on the receipt of financing. QIAGEN intends to pay the cash component of the acquisition consideration through a combination of available cash resources and debt financing. Assuming that 55% of the shares of the Common Stock tendered in the Offer are exchanged for cash, and that 55% of the shares of the Common Stock outstanding following the Offer but prior to the Merger are converted into the right to receive cash, the aggregate cash required by QIAGEN to consummate the offer and the merger and to pay related fees and expenses is estimated to be approximately $842.7 million. QIAGEN intends to deliver the ordinary shares of QIAGEN offered in the Offer and the Merger from QIAGEN’s available authorized shares.

Pursuant to a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement dated as of July 13, 2007 by and among QIAGEN, three of its subsidiaries, Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement (the “Credit Agreement”), the lenders have agreed to make available to QIAGEN an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. QIAGEN expects to use a portion of the proceeds of the term loan and the bridge loan to pay the cash component of the acquisition consideration and the fees and expenses of the offer and the merger. The credit facility will be used for general corporate purposes.

The foregoing summaries of the Merger Agreement and Credit Agreement are qualified in its entirety by reference to such agreements, which are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

The purpose of the transaction is for QIAGEN to acquire control of, and ultimately the entire common equity interest in Digene. Pursuant to the Merger Agreement, on June 15, 2007, QIAGEN and QNAH commenced the Offer to purchase all of the outstanding shares of the Common Stock. The Offer expired at 11:59 p.m., New York City Time, on July 20, 2007. At the time the Offer closed, 23,270,298 shares, representing approximately 94.6% of the outstanding shares of Common Stock, had been tendered. The acquisition consideration is described under Item 3.

The Merger Agreement provides that, after completion of the Offer, Digene will, subject to certain conditions, be merged with and into Merger Sub. Upon completion of the Merger,

Page 4 of 8 Pages

which occurred on July 30, 2007, Merger Sub continues as the surviving corporation and has become an indirect wholly owned subsidiary of QIAGEN. The short-form merger did not require the approval of Digene stockholders. Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub shall remain as the Certificate of Incorporation and Bylaws of the surviving corporation.

Upon consummation of the Merger, the Common Stock will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Other than as described above in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Person has no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.

(a)-(b) As of the date of this Schedule 13D, the Reporting Person owns 24,835,281 shares, which constitutes 100% of the outstanding Common Stock.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons on Schedule A, has effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Digene, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Page 5 of 8 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1—Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corp., dated as of June 3, 2007 (incorporated by reference to Annex A to QIAGEN’s Registration Statement on Form F-4, filed with the Commission on June 15, 2007; Reg. No. 333-143791).

Exhibit 2—Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement, by and among QIAGEN N.V. QIAGEN Deutschland Holding GmbH, QNAH, QSI, Deutsche Bank AG, Deutsche Bank Luxembourg S.A. and the Lenders party thereto, dated as of July 13, 2007 (incorporated by reference to Exhibit 99(b) to QIAGEN’s Amendment No. 2 to Schedule TO filed with the Commission on July 18, 2007).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2007 QIAGEN N.V.

/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Page 7 of 8 Pages

Schedule A

QIAGEN began operations as a German company in 1986. On April 29, 1996, QIAGEN was incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company for its wholly owned subsidiaries. Set forth below are the names, positions with QIAGEN N.V., business addresses and principal occupations of the directors and executive officers of QIAGEN N.V.

Name, Position(s) Held and Business Addresses*	Present Principal Occupation

Directors
Prof. Dr. Detlev H. Riesner Citizenship: Germany	Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Heinrich Hornef Citizenship: Germany	Deputy Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Metin Colpan Citizenship: Germany	Supervisory Director, various companies

Jochen Walter Citizenship: Germany	Supervisory Director, various companies

Dr. Franz A. Wirtz Citizenship: Germany	Supervisory Director, various companies

Erik Hornnaess Citizenship: Germany	Supervisory Director, various companies

Prof. Dr. Manfred Karobath Citizenship: Germany	Supervisory Director, various companies

Executive Officers
Peer M. Schatz Citizenship: Germany	Managing Director, Chief Executive Officer

Roland Sackers Citizenship: Germany	Managing Director, Chief Financial Officer

Dr. Joachim Schorr Citizenship: Germany	Managing Director, Senior Vice President, Research and Development

Bernd Uder Citizenship: Germany	Managing Director, Senior Vice President, Sales and Marketing

* All business addresses are: c/o QIAGEN North American Holdings, Inc. 19300 Germantown Road Germantown, MD 20874

Page 8 of 8 Pages